TALISMAN APPALACHIAN WELLS TEST AT 38 MMCF/D

CALGARY, Alberta – March 3, 2004 – Fortuna Energy Inc. (Fortuna), a wholly owned subsidiary of Talisman Energy Inc., recently completed the Reed Hz #1 and Hakes Hz #1 gas wells in the Appalachian basin of New York State.  Each well was drilled to a depth of 9,850 feet and then steered horizontally across a seismically defined graben structure in the Black River Formation.

"These wells extend the string of excellent results, coming on the heels of the Andrews discovery. In the past four months we have tested five successful wells at combined rates of 69 million cubic feet per day," said Dr Jim Buckee, President and Chief Executive Officer of Talisman Energy Inc. "I am excited by the growing potential that Fortuna sees in the area as we work with local landowners and regulatory agencies to untap the energy potential of upstate New York. I am also pleased that Fortuna, as the most active driller as well as the largest natural gas producer in the region, has become the operator of choice amongst landowners."

The Reed well tested at a maximum rate of 20.3 mmcf/d, restricted by the capacity of the surface equipment, at a wellhead pressure of 2,323 psi. The Hakes well tested 17.5 mmcf/d at 2,086 psi wellhead pressure. Both wells are currently shut in for reservoir pressure buildup. Each well is expected to have initial productive capacity at pipeline pressure well in excess of 20 mmcf/d.

Pipeline construction is currently underway and both wells will be tied into an existing Fortuna gathering line.  Initial production is expected within 45 days. The previously announced Andrews well is expected to commence production later this week at an initial production rate of 10 mmcf/d.  Its volume will be increased to 20 mmcf/d through system debottlenecking over the course of the month.

Fortuna has an active exploration and development program in 2004, with plans to drill a total of 11 horizontal Black River wells, three of which are currently drilling. Fortuna expects to spend C$85 million in 2004, increasing average production this year to over 80 mmcf/d (69 mmcf/d net of royalties), compared to 60 mmcf/d in 2003 (52mmcf/d net of royalties).

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States. Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor &

   Corporate Communications

Phone:  403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

Forward-looking Statements

This news release contains statements about the estimated amounts and timing of production, plans for drilling and development, the estimated amount and timing of capital expenditures, and access to infrastructure that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing natural gas; risks and uncertainties involving geology of gas deposits; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks.  Relevant risks also include, but are not limited to:  fluctuations in gas prices and foreign currency exchange rates and the possibility that government policies may change.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings "Management's Discussion and Analysis – Liquidity and Capital Resources", "- Risks and Uncertainties" and "- Outlook" as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

07-04